July 10, 2019

Adi Sideman
President, Chief Executive Officer and Director
YouNow, Inc.
245 5th Avenue, 6th Floor
New York, New York 10016

       Re: YouNow, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed July 8, 2019
           File No. 024-11018

Dear Mr. Sideman:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed July 8, 2019

General

1. We understand that you intend to request qualification in the near future. Please be advised that, as is the case with all Regulation A qualification determinations, any determination we make with respect to your request does not mean that we have passed upon the merits of, or given our approval to, the positions you have taken in response to our comments or any determinations you have made in connection with the offering.
2. Please update your disclosure in the offering statement, such as your Government
      Regulation section, to discuss the applicability of the FinCEN guidance on the
      "Application of FinCEN's Regulations to Certain Business Models Involving Convertible
      Virtual Securities" on your business. In this respect, please also address whether you have engaged with FinCEN or state regulators on the subject.
 Adi Sideman
YouNow, Inc.
July 10, 2019
Page 2
Where You Can Find Additional Information, page 145

3. The disclosure in the third paragraph indicating that you will become an Exchange Act reporting company as a result of the offering is inconsistent with your disclosure elsewhere. Please revise your filing to eliminate this inconsistency. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann,
Staff Attorney, at (202) 551-3207 or Erin E. Martin, Legal Branch Chief, at
(202) 551-3391 with
any other questions.



FirstName LastNameAdi Sideman                                Sincerely,
Comapany NameYouNow, Inc.
                                                             Division of
Corporation Finance
July 10, 2019 Page 2                                         Office of
Financial Services
FirstName LastName